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December 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	Reid Hooper, Attorney-Advisor
Jessica Plowgian, Attorney-Advisor

Re:	Liberty Spinco, Inc.
Registration Statement on Form 10-12B (File No. 001-35707) (the “Form 10”)

Dear Mr. Hooper and Ms. Plowgian:

Further to our conversation on December 18, 2012, enclosed for your supplemental review is a revised draft of Exhibit 8.1 which reflects the revisions necessary to enable counsel to provide an executed Exhibit 8.1 opinion in connection with the declaration of effectiveness of the Form 10 prior to the completion of the Spin-Off.  As we discussed, a separate opinion will be executed in connection with the closing of the Spin-Off, and we propose to file that opinion with a Form 8-K at such time.  Terms used but not defined herein have the meanings ascribed to them in the Form 10.

In addition, we note that the Spin-Off is subject to the satisfaction or waiver, in the sole discretion of the board of directors of Liberty Media, of various conditions, two of which are the receipt and continued validity of the Ruling (the “Ruling Condition”) and the receipt of an opinion of Skadden (together with the Ruling Condition, the “Tax Conditions”), each as described in more detail in the Form 10. We note that, although the Ruling was received on December 19, 2012, the Ruling Condition further requires that the Ruling shall not have been withdrawn, invalidated or modified in any adverse manner by the time of the Spin-Off. At present, Liberty Media’s board of directors has no intention of waiving either of the Tax Conditions. However, if either or both of the Tax Conditions are waived, we will promptly amend the Form 10 to reflect such waiver(s) and mail the revised Information Statement filed therewith to the stockholders of Liberty Media prior to the completion of the Spin-Off.

Thank you in advance for reviewing Exhibit 8.1 supplementally and if you have any questions with respect to the enclosed or require further information, please contact the undersigned at (212) 408-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:              Liberty Spinco, Inc.

Pamela L. Coe

December     (1), 2012

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

Ladies and Gentlemen:

We have acted as tax counsel to Liberty Media Corporation (“Liberty Media”) with respect to the internal restructuring of certain assets (the “Contributed Assets”) owned by Liberty Media and its direct and indirect subsidiaries, the contribution of the Contributed Assets (the “Contribution”) by Liberty Media to Liberty Spinco, Inc. (“Spinco”), the statutory merger pursuant to which Liberty Media will change its name to Starz (the “Liberty Media Reorganization”), the recapitalization pursuant to which Spinco’s outstanding common stock will be recapitalized into Series A common stock (“Spinco Series A Common Stock”) and Series B common stock (“Spinco Series B Common Stock” and together with the Spinco Series A Common Stock, the “Spinco Common Stock”) and Spinco will change its name to Liberty Media Corporation (collectively, the “Spinco Recapitalization”), and the distribution by Liberty Media of (i) Spinco Series A Common Stock to the holders of Series A Liberty Capital common stock (“Liberty Media Series A Capital Common Stock”) and (ii) Spinco Series B Common Stock to the holders of Series B Liberty Capital common stock (“Liberty Media Series B Capital Common Stock” and together with the Liberty Media Series A Capital Common Stock, the “Liberty Media Common Stock”) (the “Spin-Off”).  You have requested our opinion (the “Tax Opinion”) regarding the material United States federal income tax consequences of the Contribution and the Spin-Off.

In accordance with Treasury Department Circular 230 and pursuant to your request, you and we have agreed that this Tax Opinion addresses, considers and provides conclusions with respect to only the United States federal income tax matters discussed herein.  Additional issues that are not discussed in this Tax Opinion could affect the United States federal income tax treatment of the Contribution and the Spin-Off or the matter that is the subject of this Tax Opinion.  This Tax Opinion was not written, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on it with respect to any United States federal income tax issue not expressly discussed in this Tax Opinion.

(1)  Note to Staff: the executed opinion will be dated the date on which it is filed with the revised Form 10.

In rendering our Tax Opinion, we have examined, and relied upon the accuracy and completeness of all the facts, information, covenants and representations and warranties contained in originals or copies, certified or otherwise identified to our satisfaction, of the (i) request for rulings submitted to the Internal Revenue Service (the “Service”) with respect to the Spin-Off and certain related transactions, including the exhibits attached thereto (the “Ruling Request”), as modified by all supplemental filings and the Ruling (as defined below); (ii) the checklist submitted with the Ruling Request pursuant to Rev. Proc. 96-30(2); (iii) private letter ruling issued by the Service to Liberty Media with respect to the Spin-Off and certain related transactions (the “Ruling”); (iv) letter by Liberty Media’s investment advisor to Liberty Media (the “Banker Letter”), dated October 22, 2012, as supplemented and amended; (v) the Registration Statement on Form 10 of Spinco, as filed with the Securities and Exchange Commission (the “SEC”), on even date herewith, and the exhibits attached thereto (the “Registration Statement”); (vi) all submissions to the SEC related to clause (v); (vii) all agreements listed on Schedule A attached hereto, including the “Reorganization Agreement”; and (viii) such other documents and records as we have deemed necessary or appropriate as a basis for the Tax Opinion set forth below.

In addition, as to certain facts material to our Tax Opinion, we relied upon (i) certain statements and representations made on behalf of Liberty Media and Spinco, by officers and other representatives of each such entity, as set forth in the officers’ certificates of Liberty Media and Spinco, respectively (and all accompanying exhibits), signed by an officer of Liberty Media and Spinco, respectively, dated the date hereof (each such certificate, an “Officer’s Certificate,” and collectively, the “Officers’ Certificates”) and (ii) certain statements and representations made by Mr. John C. Malone (“Mr. Malone”), dated the date hereof  (the “Malone Representation Letter”), and we have assumed that the Officer’s Certificates and Malone Representation Letter will be re-executed by appropriate officers and Mr. Malone and that we will render our opinion pursuant to section 2.2(b) of the Reorganization Agreement at the time of the Spin-Off.  We have assumed such statements and representations are true, correct and complete as of the date hereof and will continue to be true, correct and complete at the time of the Spin-Off, without regard to any qualification as to knowledge, belief or otherwise.  Our Tax Opinion is conditioned upon, among other things, the effectiveness and validity of the Ruling and the initial and continuing accuracy and completeness of all the facts, information, representations and warranties made in the Officers’ Certificates and Malone Representation Letter as of the date hereof and at the time of the Spin-Off.  Any change or inaccuracy in or to such facts, information, representations or warranties (including on account of events occurring subsequent to the effective time of the Spin-Off) could affect one or more of the conclusions as stated herein.

We have also assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, electronic or facsimile copies, and the authenticity of the originals of such documents.  Where documents have been

(2)         1996-1 C.B. 696.

provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.  We also have assumed that the transactions related to the Contribution and the Spin-Off or contemplated by the agreements listed on Schedule A attached hereto will be consummated in accordance with such agreements and as described in the Registration Statement, and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the Spin-Off.

In rendering our Tax Opinion, we have relied upon applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Treasury Regulations”), pertinent judicial authorities, published positions of the Service and such other authorities as we have considered relevant, in each case, as in effect on the date hereof.  It should be noted that the Code, the Treasury Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect.  The analysis of the consequences of the transactions considered involves a close evaluation of the applicable legal standards in light of the facts and circumstances related to the Spin-Off Transactions and any related transactions.  No assurances can be given that the Service will not assert a position contrary to one or more of the conclusions set forth in our Tax Opinion or that a court will not agree with the Service’s position.  A change in any of the authorities upon which our Tax Opinion is based or the occurrence of events subsequent to the effective time of the Transactions could affect one or more of our conclusions as stated herein.

Based solely upon and subject to the foregoing, we are of the Tax Opinion that, under current law, for United States federal income tax purposes:

1.                                      The Contribution and the Spin-off will qualify under Sections 355 and 368(a)(1)(D).

2.                                      No gain or loss will be recognized by Liberty Media upon the distribution of Spinco Common Stock (Sections 355(c)(1) and 361(c)).

3.                                      No gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Media Common Stock upon receipt of the Spinco Common Stock in the Spin-Off (Section 355(a)(1)).

* * * * *

Except as expressly set forth above, we express no other opinion regarding the tax consequences of the Contribution and the Spin-Off. This opinion has been prepared for you in connection with the Contribution and the Spin-Off and the Registration Statement. We hereby consent to the use of our name under the caption “Material U.S. Federal Income Tax Consequences of the Spin-Off” in the Registration Statement and to the filing of this opinion as an Exhibit to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Very yours truly,

Schedule A

1.              Reorganization Agreement, by and among, Liberty Media Corporation and Liberty Spinco, Inc., dated as of [              ], and the exhibits attached thereto.

2.              Tax Sharing Agreement, by and among, Liberty Media Corporation and Starz, dated as of [              ], and the exhibits attached thereto.

3.              Services Agreement, by and among, Liberty Media Corporation and Starz, dated as of [              ].

4.              Facilities Agreement by and between Starz and Liberty Property Holdings, Inc.

5.              Lease Agreement by and between Starz and Liberty Property Holdings, Inc.